Columbus McKinnon Corporation Human Resources - POLICIES and PROCEDURES – Corporate	Revision No. 5 October 23, 2023	Corporate Policy
Authorized by: General Counsel Approved by: CMCO Board of Directors	Date Issued 1/19/2009	Effective Date 1/19/2009
Title: Policy Regarding Establishment of SEC Rule 10b5-1 Plans and Other Trading Arrangements		Page 1 of 6

TO: Officers, Directors and Other Insiders of Columbus McKinnon Corporation **("CMCO" or the "Company")**

SEC Rule 10b5-1, effective October 23, 2000 ("Rule 10b5-1"), provides an affirmative defense for officers, directors and other insiders against insider trading liability under Rule 10b-5 for transactions under a previously established contract, plan, instruction or other written arrangement (a "Trading Arrangement"). Rule 10b5-1 presents an opportunity for insiders to establish Trading Arrangements to sell (or purchase) company stock without the sometimes arbitrary restrictions imposed by windows and blackout periods—even when there is material non-public information ("MNPI"). The Trading Arrangements here may include blind trusts, other trusts, pre-scheduled stock option exercises and sales, pre-arranged trading instructions, and other brokerage and third party arrangements. A well-conceived Trading Arrangement might also help reduce negative publicity that can result when key executives sell. However, several pitfalls exist with the use of these Trading Arrangements, and the affirmative defense provided by Rule 10b5-1 can be lost if companies and their directors, officers and personnel are not mindful of Rule 10b5-1's requirements.

This policy applies to those persons listed by name or position on Schedule I (each, a "Covered Person"). This policy describes the requirements of a Trading Arrangement and the steps each Covered Person must follow when entering into, modifying or terminating a Trading Arrangement.

Potential Pitfalls

First, the Trading Arrangement must satisfy the requirements of Rule 10b5-1(c). The plan must be documented, bona fide (i.e., entered into in good faith and continuously operated in good faith) and previously established (at a time when the Covered Person did not possess MNPI) and must specify the price, amount and date of trades or provide a written formula or algorithm, or computer program, for determining the price, amount and date of trades. The Trading Arrangement also cannot permit the person effecting trades under the Trading Arrangement to exercise any subsequent influence over how, when or whether to effect purchases or sales, and any other person exercising such influence must not have possessed any MNPI when doing so.

Secondly, Rule 10b5-1 only provides an “affirmative defense” (which must be proven) in the event there is an insider trading lawsuit. It does not prevent someone from bringing a lawsuit, and it is not a “safe harbor” to commit insider trading violations. And, it does not prevent the media from writing about the sales. The Company does not want to impede your ability to engage in sales of Company stock (e.g., for financial and estate planning purposes). However, in order to reduce the risk of litigation and bad press, and to preserve the hard-earned good name of our Company and our people, we are adopting procedural requirements for pre-clearance prior to implementing a Trading Arrangement relating to Company stock: Any Trading Arrangement involving potential sales (or purchases) of stock or option exercises and sales, or any modification, amendment or termination thereof, by a director, the Chief Executive Officer or the Chief Financial Officer must be pre-approved by each of the Company’s General Counsel and Chairperson of the Board of Directors (the “Chair”). Any Trading Arrangement involving potential sales (or purchases) of stock or option exercises and sales, or any modification, amendment or termination thereof, by any other Covered Person must be pre-approved by the Company’s General Counsel. There are no exceptions to this pre-approval policy. You must still adhere to this prior approval procedure even where, for example, you are assured that a major law firm has approved the Trading Arrangement that a brokerage firm or bank may be suggesting. (Note that the actual transactions effected pursuant to a Trading Arrangement will not be subject to the Company’s pre-clearance procedures for transactions in Company stock.) The pre-approval process will involve the following: 1. Review the Proposed Trading Arrangement. The Trading Arrangement must not place the Company’s good name or that of the Covered Person in jeopardy and must comply with the then- existing Company stock ownership guidelines, if any, applicable to the Covered Person. 2. Add Additional Safeguards. To reduce insider trading liability exposure, it must be verified, for example, that the Trading Arrangement is being established during a window period when the Covered Person could otherwise trade in the Company’s stock. In addition, to comply fully with the requirements of Rule 10b5-1 and to reduce even the appearance of improper trading and the attendant bad publicity, no transactions may take place during the periods described below (each, a “Cooling-Off Period”): • For Company directors and executive officers, until the later of (i) ninety (90) days following implementation of the Trading Arrangement or (ii) two business days following the disclosure of the Company’s financial results on Form 10-Q or Form 10-K for the fiscal quarter in which the Trading Arrangement was implemented, but in no event shall this Cooling-Off Period last longer than 120 days from the implementation of the Trading Arrangement. • For all other Covered Persons, during the ninety (90) days following implementation of the Trading Arrangement. Each approved Trading Arrangement shall enumerate the applicable Cooling-Off Period in its terms.

3. Consider a Public Announcement. We will consider in each case whether public announcement of a Trading Arrangement should be made (via press release, web site, etc.). 4. Establish Section 16, Rule 144, etc. Procedures With Third Parties. Also, we will need to establish a procedure with whomever is handling your transactions to ensure: a. Prompt filings of SEC Form 4 after transactions take place. Failure to file on time results in unwanted proxy statement disclosure of filing violations by the selling executive; and b. Compliance with SEC Rule 144 at the time of any sale. 5. Item 408(a) Disclosure. The Company must disclose quarterly on Form 10-Q or Form 10-K, pursuant to Item 408(a) of Regulation S-K, (i) whether any director or executive officer has adopted, modified or terminated a Trading Arrangement or other plan that does not meet Rule 10b5-1’s requirements and (ii) a description of the material terms of each Trading Arrangement or other plan, including the name and title of the director or officer, the date the Trading Arrangement or other plan was adopted, modified or terminated, the duration of the Trading Arrangement or other plan and the total amount of securities to be purchased. 6. Additional Scrutiny of a Modification, Amendment or Termination of a Trading Arrangement. A Trading Arrangement must be entered into and continuously undertaken in good faith and not as a part of a plan or scheme to evade Rule 10b-5’s requirements. Changing a Trading Arrangement may call into question whether the Covered Person entered into the original Trading Arrangement in good faith. Additionally, while the cancellation of a Trading Arrangement is not an insider trading violation, even if cancelled while in possession of MNPI, Rule 10b5-1’s affirmative defense may be lost if the cancellation was deemed to have been made as part of a plan or scheme to evade insider trading laws. Amending, modifying or cancelling a Trading Arrangement is generally discouraged by the Company and this policy, as it exposes a Covered Person to an increased risk of losing Rule 10b5-1’s affirmative defense and must be disclosed on the Company’s SEC periodic reports. A Covered Person should only enter into a Trading Arrangement if he or she intends to complete all transactions contemplated thereunder. If a Covered Person must amend, modify or cancel a Trading Arrangement, the following procedures must be followed without exception: a. Any modification, amendment or termination of a previously established and approved Trading Arrangement must be disclosed to the General Counsel at least two business days in advance of such modification, amendment or cancellation taking effect. This disclosure must include all of the terms of the amendment or modification or the entire rationale behind the termination of the Trading Arrangement. b. The General Counsel must approve any such modification, amendment or termination before it takes effect. c. If the General Counsel determines that the proposed amendment or modification materially alters or deviates from the previously established and approved Trading Arrangement (for example, by changing the amount, price, or timing of the purchase or sale, or changing the algorithm or formula used to effect such purchase or sale), such amendment or modification shall be treated as the adoption of a new Trading Arrangement. If the modified Trading Arrangement is approved, a new Cooling-Off

Period shall be implemented, as applicable depending on the status of the Covered Person, before any securities may be purchased or sold under the modified Trading Arrangement. d. Any proposed cancellation of a Trading Arrangement determined by the General Counsel to be part of a scheme or plan to evade insider trading laws will be prohibited. 7. Director and Executive Officer Representation. Each Trading Arrangement of a director or executive officer of the Company must include the following representations (or representations that are substantially similar thereto): I, [name and title of director or executive officer], hereby represent as of [the adoption date of the Trading Arrangement] that: a. I am not aware of any material nonpublic information about Columbus McKinnon Corporation or any of its securities, and b. I am adopting this Rule 10b5-1 plan in good faith and not as part of a plan or scheme to evade the prohibitions of either Section 10(b) or Rule 10b-5 under the Securities Exchange Act of 1934, as amended. 8. Confirmation of No Separate Rule 10b5-1 Plan. Covered Persons are generally prohibited from using the Rule 10b5-1 affirmative defense when they have multiple open-market Trading Arrangements in effect at a single point in time. In addition, the affirmative defense is also only available for one single-trade Trading Arrangement (meaning a Trading Arrangement designed to effect the open market purchase or sale of securities in a single transaction) during any 12- month period. However, multiple Trading Arrangements may be permitted in limited circumstances. The General Counsel must pre-approve any proposed additional Trading Arrangement at least two business days in advance of the proposed additional Trading Arrangement taking effect. Some of the Opportunities A properly-structured Trading Arrangement can be a means to better protect Covered Persons from potential insider trading liability. Stock Option Exercises and Sales A program could include instructions for periodic exercise/same-day sales of stock options (e.g., over the last year of the option term), which could be conditioned on a minimum stock price established on the Covered Person’s instructions. You could specify, e.g., that sales be limited to the number of shares necessary to cover the option exercise price and taxes due. No Restriction on Timing of Trades Trading can occur at any time pursuant to a properly-structured Trading Arrangement, even during window periods otherwise closed off to trading and quarterly blackout periods.

A Final Word We are dealing with an SEC rule. There will be ongoing interpretations of what can and cannot be done. Needless to say, some brokers, investment bankers and advisors may approach you suggesting a variety of arrangements. Please do not forget: Prior approval is mandatory and there are no exceptions. If you have any questions, please contact Alan S. Korman, Senior Vice President - Corporate Development, General Counsel and Secretary, at (716) 689-5532.

SCHEDULE I COVERED PERSONS Each member of the Columbus McKinnon Corporation (“CMCO”) Board of Directors CMCO Executive Officers subject to the reporting requirements of Section 16 of the Securities Act of 1934 All other CMCO Officers (e.g., Treasurer, Controller) All members of the CMCO Executive Leadership Team All direct reports to members of the CMCO Executive Leadership Team 031425.00001 Business 23805907v3